Exhibit 12.1
Ratio of Earnings to Fixed Charges

	Year Ended December 31,
Amounts in millions, except ratios	2009		2008		2007		2006		2005
Ratio of Earnings to Fixed Charges	7.3	x	5.0	x	6.4	x	4.9	x	2.9 x
     Details of the specific calculations are set forth below:

	Year Ended December 31,
	2009		2008		2007		2006		2005
Earnings
Income before taxes	$317.0		$210.1		$267.9		$194.7		$88.0
Add: Fixed charges	50.3		52.1		49.4		49.3		46.0

Subtotal	367.3		262.2		317.3		244.0		134.0
Less: Capitalized interest	(0.9)		(1.3)		(1.0)		(0.5)		(0.8)

Total	$366.4		$260.9		$316.3		$243.5		$133.2

Fixed charges
Interest expense	$35.6		$36.9		$35.1		$36.0		$33.3
Capitalized interest	0.9		1.3		1.0		0.5		0.8
Interest portion of rent expense (1)	13.8		13.9		13.3		12.8		11.9

Total	$50.3		$52.1		$49.4		$49.3		$46.0

Ratio of Earnings to Fixed Charges	7.3	x	5.0	x	6.4	x	4.9	x	2.9	x

(1)	The interest portion of rent expense represents the estimated interest component of such rental payments.
     Earnings available for fixed charges represent earnings before income taxes and fixed charges excluding capitalized interest. Fixed charges represent interest expense; amortization of the 2003 and 2008 treasury lock settlements; debt discount and expenses; capitalized interest and that portion of rental expense deemed to be the equivalent of interest.